Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

04024521

16 April 2004

RECEIVED
2004 APR 23 A 10:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

By Fax: 0011 1 202 942 9624 **4 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Coolgardie Gold Project
dated 6 April 2004

Lodgement of Jaguar Minerals Ltd Prospectus
dated 14 April 2004

Yours faithfully

PROCESSED
APR 26 2004
THOMSON FINANCIAL

dw 4/26

M P WRIGHT
Executive Director

Enc:

HERALD
RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 872 071
Level 3 50 Colin Street West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web www.herald.net.au

14 April 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: LODGEMENT OF JAGUAR MINERALS LTD PROSPECTUS

Herald Resources Ltd is pleased to announce that its subsidiary company Jaguar Minerals Limited (Jaguar) has lodged a Prospectus with the Australian Investment Securities Commission (ASIC) on 13 April 2004, whereby it intends to issue 25,000,000 shares and 12,500,000 options in Jaguar to raise $5M to explore five projects, Balfour, Wilson River, Mt David, Springfield and Kintore. This will equate to approximately 55% of the issued shares in Jaguar with Herald holding the remaining 45%. If maximum oversubscription is received from the offer the public will increase to 58%.

Herald shareholders will be entitled to a priority right to apply for as many shares as they wish for a period of fourteen days after the issue of the Prospectus (subject to some terms set out in the Prospectus). After that period their applications will be treated in the same manner as the general public. Anyone wishing to acquire securities in Jaguar will need to complete the application form accompanying the Prospectus.

The issue shall open on the 20 April 2004, the Herald shareholder priority will cease on the 4 May 2004, and the expected closing date will be 31 May 2004 subject to the level of subscriptions received. Herald shareholders whose applications are returned after the priority period may not be allocated all of the shares they have applied for.

A copy of the Prospectus lodged with ASIC can be viewed at www.jaguarminerals.com.au

Yours faithfully

T Allen

T ALLEN
Chairman & CEO

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

6 April 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

COOLGARDIE GOLD PROJECT

FOLLOW-UP DRILLING IDENTIFIES EMPRESS STYLE MINERALISATION AT PERSEVERANCE

Project Interests:
Herald Resources Ltd 50%
MPI Mines Ltd 50%

The Perseverance prospect is located 500m northwest along strike from the Empress underground operation and was a small high-grade producer in the late 1800's early 1900's. Production was from vein structures similar to those currently being mined at Empress.

Three angled NQ2 diamond core holes have been drilled from surface in an area located between 40m and 120m north of historic stoping.

Assay results have been received for two of the holes:

Drillhole	**Down hole Intercept (uncut)**	**Lode**
TNG1767RD	**1.83m @ 24.18g Au/t** from 141m	Quartz-sulfide vein
	18.63m @ 46.71g Au/t from 146m	Quartz-sulfide vein
	1.54m @ 9.44g Au/t from 176.22m	Quartz-sulfide vein
TNG1760RD	**3.83m @ 10.31g Au/t** from 180m	Quartz-sulfide vein

The wide intercept in TNG1767RD comprises a strongly sulfidic vein and silica breccia lode containing consistent values above 30g Au/t. True width appears to be approximately 7m. The structure is correlated to a 2003 reverse circulation intercept of 9m @ 9.12g Au/t located 25m north and 20m up-dip, and to historical stoping 40m to the south.

A follow-up core hole has located the vein structure 60m below TNG1767RD. Field observation suggests that the structure has similar dimensions but is less mineralised.

The intercept in TNG1760RD is interpreted to be a separate but parallel structure.

Whilst more drilling is required to define shoot continuity and geometry, the results confirm the potential to define Empress style high-grade resources in the area. Subject to economics, a resource at Perseverance may be accessed from the Empress-Tindals workings.

A follow-up drilling program is being designed aimed at defining the extent of the mineralisation.

Drillhole details are shown below:

Hole Number	Prospect	Grid North	Grid East	Grid RL	Dip	Grid Azi	RC Depth (m)	NQ2 Depth (m)	Total Depth (m)	Significant Results (1.0g Au/t lower cut) From (m)	To (m)	Interval (m)	Grade (Au g/t)	Lode
TNG1760RD	Persev'nce	6570837	325599	425	-60	270	140.55	64	204.55	94.00	95.00	1.00	3.95	sulfidic Mb
										165.00	167.90	2.90	2.59	granodiorite
										171.70	172.30	0.60	8.06	sulfide vein
										180.00	183.83	**3.83**	**10.32**	**sulfide vein**
TNG1767RD	Persev'nce	6570787	325575	425	-62	271	126.65	86.6	213.25	141.00	142.83	**1.83**	**24.18**	**sulfide vein**
										146.00	164.63	**18.63**	**46.71**	**sulfide vein**
										176.22	177.76	**1.54**	**9.44**	**sulfide vein**
TNG1761RD	Persev'nce	6570784	325409	426	-60	90	140	127.45	267.45	81.00	84.00	3.00	3.78	granodiorite
										90.00	92.00	2.00	1.40	granodiorite
										137.00	140.00	3.00	2.22	granodiorite
										diamond core results not available				

Half-core NQ2 was sampled over intervals of up to 1m length and assayed for Au by fire-assay or screen-fire assay technique. Sample recovery was good throughout. All assay results are un-cut.

At the Empress underground operation (500 metres southwest of Perseverance) a follow-up programme of five diamond drill holes has commenced to evaluate the extent of the strongly altered and mineralised diorite lode located approximately mid-way between Empress and Tindals and described in the announcement made on 25 March 2004.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

NB
The information in this report is based on work supervised by Mr J Rowe who is a member of the Australasian Institute of Mining and Metallurgy. Mr Rowe has the relevant experience as a 'Competent Person' as defined in the Australasian Code for Reporting of Mineral Resources and Ore Reserves in relation to the mineralisation being reported on. Mr Rowe is an employee of MPI Mines Ltd and consents to the inclusion of material in the form and content in which it appears.

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

23 April 2004

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 0011 1 202 942 9624 **2 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Letter to Herald Shareholders – Priority Right in New Float
dated 22 April 2004

Yours faithfully

M P WRIGHT
Executive Director

Enc:

HERALD
RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3 50 Colin Street West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web www.herald.net.au

22 April 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

Please find attached letter, mailed to Herald shareholders along with a prospectus for Jaguar Minerals Limited.

Jaguar Minerals is a new IPO housing some of Herald's previously-held promising Australian exploration properties. Herald shareholders have a priority right until 4 May 2004 to subscribe for shares and options in Jaguar ahead of the public.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

Enc:

HERALD
RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3 50 Colin Street West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hr@herald.net.au Web www.herald.net.au

20 April 2004

Dear Herald Shareholder

NEW FLOAT – JAGUAR MINERALS LTD
PRIORITY RIGHT FOR HERALD SHAREHOLDERS

I am pleased to bring to your attention Jaguar Minerals Limited, a quality resource company seeking funding via the enclosed Prospectus, with the intention to seek listing on the Australian Stock Exchange immediately thereafter.

The issue proposes to raise up to $5M with oversubscriptions of a further $0.5M. The issue price is 20 cents per share, along with 1 free 2008 option for each 2 shares applied for. The minimum application under the Prospectus is $2,000 (representing 10,000 shares and 5,000 options).

Jaguar holds five Australian exploration projects, previously held by Herald. Herald regards the portfolio of projects owned by Jaguar very highly, and has therefore retained a **Priority Right for Herald shareholders** (i.e. ahead of the public) to subscribe for as many shares as they wish, subject only to restrictions listed in the Prospectus. Herald shareholders whose applications are received after the priority period may not be allocated all of the shares applied for.

Jaguar is a highly focused company with a number of semi advanced exploration projects. These projects are underpinned by sound geological models previously identified by Herald, and offer immediate scope for major exploration activity. The Board of Directors of Jaguar comprises a combination of experience and youth.

If you wish to take advantage of the Priority Period, you should complete the Application Form attached to the Prospectus without delay, **as the Priority Right period will close on the 4th May 2004.**

Yours faithfully

T Allen

T ALLEN
Chairman & CEO